Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the 23rd Fiscal Year

April 1, 2024 to March 31, 2025

Sumitomo Mitsui Financial Group, Inc.

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 23rd Fiscal Year

(April 1, 2024 to March 31, 2025)

1. Matters Regarding the Current Condition of the Company

(1) Business Progress and Results of the Group

Economic and Financial Environment

During fiscal 2024 (fiscal year ended March 31, 2025), the global economy experienced a gradual recovery due to factors such as an increase in personal consumption amid easing inflationary pressures, reductions in policy interest rates in Europe and the U.S., and rising demand for digital-related goods driven by the spread of generative AI. In the U.S., the tightening of the financial environment due to past interest rate hikes impacted corporate activities, but strong employment and income conditions, along with the wealth effect from rising stock prices, supported personal consumption, and continued economic expansion. However, in China, domestic demand remained sluggish due to real estate market adjustments and a cooling of consumer sentiment, causing a slowdown in the economy.

As for the Japanese economy, although exports and production in the manufacturing industry showed signs of weakness, the economy continued a gradual recovery, driven by robust inbound demand. In addition, capital investment remained firm, particularly in labor-saving measures to address labor shortages and software investment for digitalization. Meanwhile, although wage growth rates expanded amid a tight labor supply and demand balance, personal consumption grew at a sluggish pace due to prolonged high prices.

In the Japanese financial and capital markets, short-term market interest rates remained at the 0.07% level after the Bank of Japan (hereinafter, "BOJ") terminated the negative interest rate policy in March 2024, but rose to the 0.47% level by the end of the fiscal year following consecutive policy interest rate increased by the BOJ in July 2024 and in January 2025. Long-term market interest rates temporarily declined to the 0.7% level over the summer as yen appreciation and stock prices declines led to diminished speculation of early additional interest rate hikes by the BOJ. Despite this, speculation over additional interest rate hikes subsequently rose again, with interest rates reaching the 1.4% level at the end of the fiscal year. In terms of foreign exchange, the yen depreciated against the dollar, reaching the 160 yen per dollar level through July 2024, but temporarily appreciated to the 139 yen per dollar level in mid-September 2024 due to growing concerns over U.S. economic slowdown and speculation on additional BOJ rate hikes. The yen subsequently fell again to the 158 yen per dollar level amid concerns about a resurgence of inflation in the U.S., but reached the 149 yen per dollar level by the end of the fiscal year due to growing concerns over a global economic slowdown caused by U.S. tariff policies under the Trump administration. The Nikkei Stock Average reached an all-time high in July 2024 due to heightened expectations for rising U.S. stock prices and improved performance by domestic companies. However, under the weight of expectations for additional BOJ rate hikes and uncertainty over Trump Administration policies, it fell to the 35,000 yen level by the end of the fiscal year.

Regarding financial-related laws and regulations, the Act on the Promotion of Cash Flow-Based Lending was enacted in June 2024, stipulating matters such as the creation of an Enterprise Value Charge to promote cash flow-based lending by financial institutions.

Business Progress and Results

Under these economic and financial circumstances, Sumitomo Mitsui Financial Group, Inc. (hereinafter, "the Company") and its subsidiaries (hereinafter, collectively with the Company, "the Group"), which mainly engage in commercial banking and other financial services, including leasing, securities, and consumer finance, have been working towards the realization of the vision of becoming "a trusted global solution provider committed to the growth of its customers and advancement of society," and worked on the Medium-Term Management Plan "Plan for Fulfilled Growth" for the three years from fiscal 2023 to fiscal 2025.

During fiscal 2024, the second year of the Medium-Term Management Plan, the Group made advancements in various initiatives based on the three core policies aiming for "Growth with Quality" as set out in the Medium-Term Management Plan.



VISION
A trusted global solution provider committed to the growth of our customers and advancement of society
Growth with Quality
Create social value
Contribute to "Fulfilled Growth"
Pursue economic value
Transformation & Growth
Rebuild corporate infrastructure
Quality builds Trust

(1) Create Social Value: Contribute to "Fulfilled Growth"

The Group made progress on initiatives to solve the following five priority issues in an aim to contribute to the realization of "Fulfilled Growth," where people feel fulfilled as economic growth accompanies the resolution of social issues.

Environment
Support transition to achieve a decarbonized society
Contribute to the conservation and the restoration of natural capital
DE&I (Note 1) / Human Rights
Realize a workplace where employees enjoy high job satisfaction
Respect for human rights throughout the supply chain
Poverty & Inequality
Break the cycle of poverty and inequality for the next generation
Contribute to financial inclusion in developing countries
Declining Birthdate & Aging Population
Relieve anxiety about the 100-year life era
Build user-friendly infrastructure to support a society with a declining population
Japan's Regrowth
Support customers' business model transformation
Create innovation and foster new industries

(Note 1) A concept that a company provides proper support depending on each individual situation and characteristic and designs an environment where diverse group of people can perform their ability to the maximum extent.

During the current fiscal year, the Company and Sumitomo Mitsui Banking Corporation (hereinafter, "SMBC"), led by Sustainability Division for Fulfilled Growth, expanded opportunities for employee participation by holding "Shaka-Kachi Day" at domestic and overseas bases to work on social value creation, and "Social Value Creation Meetings," where the Group CEO led discussions on the implementation of ideas to create social value. The Group also focused on supporting employees' actions, including by setting an investment budget to support business co-creation with customers and product development, etc.

With regard to Environment, the Group engaged in dialogue with customers to promote sustainable finance (Note 2) in order to support customers' efforts towards decarbonization. As part of this initiative, the Group published the first "Transition Finance Scorebook 2024," detailing practical issues and knowledge gained in the process of supporting customers' decarbonization efforts in order to contribute to the development and deepening of discussions toward the realization of a decarbonized society. Through this book, the Group promoted initiatives that contribute to the progress of decarbonization across society, such as further promoting and expanding transition finance (Note 3) and deepening dialogue with a wide range of stakeholders, including companies and investors, to solve issues.

Regarding DE&I/Human Rights, the Group aims to be an organization where employees with diverse experiences and knowledge can maximize their capabilities. In Japan, the Group enhanced training aimed at developing female executives in order to diversify decision-making levels and expanded external services and improved employee literacy to support employees who are balancing work with childcare or eldercare. Furthermore, SMBC established a remedy framework utilizing the "Engagement and Remedy Platform" operated and provided by Japan Center for Engagement and Remedy on Business and Human Rights (JaCER), with the aim of taking appropriate measures to respond to complaints from a wide range of stakeholders, not limited to customers and employees, whose human rights are potentially affected by business activities.

Concerning Poverty & Inequality, the Group has partnered with the public interest incorporated association, Chance for Children, Inc. to launch "CHANCE!," a project to eliminate educational disparities among children, and has begun providing coupons to support the costs of various extracurricular activities outside of school, including education, sports activities, cultural activities, and experiential activities. In addition, SMBC promoted an initiative to open "Atelier Banrai -ITABASHI-," a place to provide children with learning opportunities and experiences, by utilizing SMBC's idle facilities.

On Declining Birthrate & Aging Population, in order to improve the financial literacy of the generation that will lead the future, SMBC Consumer Finance Co., Ltd. and Sumitomo Mitsui DS Asset Management Company, Limited utilized their knowledge and expertise to promote financial and economic education. In addition, SMBC Trust Bank Ltd. extended its effort beyond the Group to solve various social issues arising from the aging of society, such as by offering "Smart Inheritance Account," its asset succession service, to The Joyo Bank, Ltd., in response to growing needs for asset succession from customers at regional financial institutions.

Regarding Japan's Regrowth, the Group has been supporting startup companies and fostering new industries. The Group has also established a system for supporting research and development and engaging in co-creation aimed at solving social issues, such as opening the SMBC Kyoto University Studio as an organization for joint research in collaboration with Kyoto University and The Japan Research Institute, Ltd., and entering into a comprehensive partnership with University of Tsukuba with the aim of contributing to social change. Furthermore, the Group launched the "University Sports Support Program" with the aim of developing Japan's sporting world and nurturing talent through efforts to balance between academic studies and sports.

(Note 2) Refers to a financing method that contributes to solving environmental and social issues. The Group defines it as "green finance, social finance, transition finance, and other finance that supports and promotes the resolution of environmental and social issues.

(Note 3) Refers to a financing method which aims to support companies undertaking efforts to reduce greenhouse gas emissions as part of a long-term strategy to achieve a decarbonized society. The Group defines it as "financial services provided to clients aiming to support them, in aligning their business with pathways in line with the objectives of the Paris Agreement."

(2) Pursue Economic Value: Transformation & Growth

In order to realize further growth of profitability accompanied by enhanced capital efficiency, the Group has engaged in steadily realizing the benefits of existing growth investments and initiatives that it has carried out to date as well as transforming its business portfolio in the following seven key strategic areas.



Seven Key Strategic Areas
Transformation
Continuous reform of business model
I Reform domestic business for possible interest rate hike
II Improve capital efficiency with B/S discipline
III Build global portfolio based on growth potential
1 Build digital-based retail business
2 Strengthen payment business
3 Enhance wholesale business utilizing digital technology
4 Expand institutional investor business
5 Strengthen global CIB (Note 4) and S&T (Note 5)
6 Deepen and expand U.S. business
7 Realize growth through our Multi-Franchise Strategy
Growth
Establish franchise in key strategic areas
Tireless pursuit of Group synergies
Risk taking at opportune times
Pursuit of new challenges, and innovation

(Note 4) "Corporate and Investment Banking," a business model for corporate customers in which commercial banking business such as deposits and loans, and investment banking business such as fund raising in capital markets and M&A advisory are collectively developed.

(Note 5) "Sales & Trading," business to provide solutions using marketable financial products such as foreign exchange, bonds and derivatives to business corporations and institutional investors.

Specifically, the following initiatives were advanced in the Retail, Wholesale, Global, and Global Markets Business Units.

I. Retail Business Unit

The Retail Business Unit engages mainly in business aimed at individual customers.

SMBC and Sumitomo Mitsui Card Company, Limited worked to expand customer bases and advance digital-based business models, centered on "Olive," a comprehensive financial service for individual customers. Specifically, as a result of business alliances with leading companies in each industry and expanding services, including collaboration with "Money Forward ME," a household accounting book and asset management app through V-Point, the number of "Olive" accounts surpassed 5.3 million in the two years since the service was launched. In addition, SMBC promoted "Olive" and opened "STORE," a store exclusively for individual customers to provide specialized consultations related to wealth management and other needs. It has furthermore opened "Olive LOUNGE," designed as a convenient environment incorporating a café, shared lounge and other facilities.

In the wealth management business, the Group aligned banking, securities, and trust services to support the creation of portfolios tailored to customers' best interests. SMBC Nikko Securities Inc. strengthened its consulting capabilities, including the launch of "Nikko PRM Prime," a service that supports portfolio management through risk analysis.

II. Wholesale Business Unit

The Wholesale Business Unit engages in business mainly aimed at corporate clients in Japan.

First, in order to address the various business challenges of customers, the Group proposed capital financing and offered solutions for business succession and MBO projects. Additionally, SMBC and Sumitomo Mitsui Card Company, Limited entered into a capital and business alliance with Infcurion, Inc. to promote collaboration with business providers in the areas of payments and finance.

Furthermore, as an initiative to support the growth of startup companies, SMBC and SMBC Venture Capital Management Co., Ltd. launched impact investments (Note 6), while SMBC strengthened its efforts to support the growth of startup companies by expanding loans for companies in early stages following their founding.

(Note 6) Investment activities that aim to generate both financial returns and social and environmental impacts

III. Global Business Unit

The Global Business Unit engages in business aimed at Japanese and non-Japanese corporate clients and financial institutions operating business overseas, and foreign corporate clients operating inside Japan.

First, in order to improve the business portfolio, the Group accelerated its efforts to improve capital efficiency, such as by selling low-profitable loans in project finance. In the CIB business, the Group strengthened its strategic capital and business alliance with the Jefferies Financial Group, Inc., a U.S. general securities firm, through additional investment, and steadily built up collaborative projects. In addition, in its "Multi-franchise Strategy" with the objective of "establishing a second and third franchise of the Group in Asia," the Global Business Unit supported the realization of the growth strategies of the companies in which the Group invested, while also leveraging synergies with Group companies. In particular, in India, SMFG India Credit Company Limited steadily expanded its business, driven by high economic growth.

IV. Global Markets Business Unit

The Global Markets Business Unit carries out ALM operations (Note 7) that comprehensively manage the liquidity risk and interest rate risk, and provides customers with services through marketable financial products such as foreign exchange, derivatives, bonds, and stocks.

Japan has entered a "world of positive interest rates" for the first time in approximately thirty years and the market environment remains highly volatile due to heightened geopolitical and fiscal risks globally on the back of the divisions of diplomatic and domestic political affairs. However, the Global Markets Business Unit secured profits through its equity and bond portfolios management which steadily captured investment opportunities and appropriately controlled risks. Furthermore, with regard to foreign currency funding, in order to continuously support customers' overseas businesses, the Global Markets Business Unit diversified its funding methods and expanded its investor base while proactively responding to changes in the funding environment, thus carried out balanced operations between maintaining stability and improving efficiency. In S&T operations, in order to meet the diverse needs of corporate and institutional customers, the Global Markets Business Unit worked to strengthen its global collaboration and further enhanced its ability to make proposals tailored to customers' needs through the utilization of a variety of data.

(Note 7) "Asset Liability Management," an operation that aims to optimize future asset and liability balance and maximize revenue while managing risks.

In addition to the efforts of each business unit, in order to become an "asset management solution provider" that offers optimal plans tailored to meet the diversifying needs of customers regarding asset management and contribute to promoting Japan as a leading asset management center, SMBC launched the Group version of "Emerging Manager Program (EMP)" which plans to contribute investments totaling 50 billion yen, and worked to develop emerging asset managers and expand investment strategies. Furthermore, Sumitomo Mitsui DS Asset Management Company, Limited strengthened its asset management business by listing an actively managed ETF (Note 8) of Japanese stocks, for which the company acts as a sub-advisor and provides investment advice, on the New York Stock Exchange, thereby entering the U.S. active ETF market.

(Note 8) Actively managed ETFs differ from standard ETFs, as they aim to outperform benchmarks, such as a stock index, or do not track specific indices.

(3) Rebuild Corporate Infrastructure: Quality builds Trust

The Group has worked to further strengthen its management base to earn the trust of diverse stakeholders. First, to foster and instill a sound corporate culture, the Group has continuously delivered its commitment from management, including messages from the Group CEO and the Group CCO, and has enhanced training programs for executive officers and employees and created opportunities for discussions among employees in each workplace.

In addition, to strengthen the internal control of the Group, the Group advanced the compliance and risk management framework across the Group and global basis, and responded flexibly to changes in the environment, including by introducing a screening process in response to the expanded use of generative AI, and conducting risk assessments of data governance systems in light of strengthened regulations in each country.

As part of the Group's efforts to reform its business model through digitalization, the Group increased its IT investments by 100 billion yen to 750 billion yen during the period of the Medium-Term Management Plan and established an investment budget of 50 billion yen with the aim of creating new businesses using generative AI. Therefore, the Group was able to allocate its resources strategically and promptly.

With regard to human capital management, in accordance with the SMBC Group Talent Policy, the Group focused on developing a human resources portfolio based on business strategies and supporting the autonomous and diverse career development of employees in order to maximize our human resources on both group-wide and global basis. In addition, the Group promoted efforts aimed at creating a better organization that supports the value creation of the Group, such as expanding the target users of Atrae, Inc.'s organizational capability platform, "Wevox," to all approximately 100,000 employees in the Group.

As a result of these initiatives, the Group recorded consolidated ordinary profit and consolidated profit attributable to owners of parent of 1,719.4 billion yen and 1,177.9 billion yen, respectively, in fiscal 2024.

Issues to be Addressed

The current situation in Japan is one in which a virtuous cycle of wages and prices, and a full-scale rise in interest rates are expected. However, the outlook for the business environment overseas remains uncertain due to unstable market conditions and political situations. In order to achieve "Growth with Quality" while adapting to these significant changes in the business environment, the Group will accelerate its efforts by leveraging the collective strengths of the Group while further paying attention to the trends of its customers and in society, based on the three core policies described in the Medium-Term Management Plan.

(1) Create Social Value: Contribute to "Fulfilled Growth"

The Group will contribute to realizing "Fulfilled Growth" where people feel fulfilled as social issues resolved with economy growing, by leading the resolution of social issues. In fiscal 2025, the Group will expand initiatives aimed at the voluntary creation of social value by employees by further expanding opportunities for employee participation and by supporting efforts through the main business of the Sustainability Division for Fulfilled Growth so that various stakeholders can experience change toward "Fulfilled Growth." In addition, based on the outcomes of the projects the Group has undertaken to date, the Group will identify focus areas where the Group can leverage its strengths, and create Group strengths related to creating social value. Furthermore, the Group will continue to work on improving disclosure in order to present its efforts to create social value to a wide range of stakeholders. The Group will intensify group-wide basis efforts to address the aforementioned five issues which were designated as priority issues for the Group, focusing on strengthening businesses for resolution, creating new businesses, and initiatives to reduce risks through enhancing the management system against environmental and social risks.

(2) Pursue Economic Value: Transformation & Growth

By focusing on capital efficiency, engaging in the dynamic reallocation of business resources and carrying out its respective initiatives in a speedy manner, the Group aims to exponentially strengthen profitability. The Group will engage in "continuous reform of business model" which reflects major changes in the environment and efforts to "establish franchises in key strategic areas" while steadily realizing the benefits of existing growth in investments and initiatives. Through the efforts, the Group will transform its business portfolio and realize steady growth in profitability that is accompanied by enhanced capital efficiency.

Furthermore, the Group shall carry out initiatives focusing on the tireless pursuit of synergies through further alignment among the Group, risk taking at opportune times, the pursuit of new challenges, and innovation.

In Japanese business, business opportunities are expanding as the economy overcomes deflation and starts to move toward growth. By capturing the increases and changes in economic activity, such as the expansion of growth investments and efforts to enhance corporate value among corporate customers, and the shift "from savings to asset formation" among individual customers, the Group will strengthen its customer base and expand its market share, thereby realizing further growth for the Group. In overseas business, the Group will enhance its capital efficiency through a review of the business portfolio and a dynamic shift of management resources and will also reduce low-profitable assets and invest those management resources in priority areas. In "Multi-franchise Strategy" in Asia, the Group will work with each of the companies in which the Group has invested to capture the growth of each country. In particular, the Group has positioned India as the area of its greatest focus in light of the country's continued economic growth against a backdrop of population growth and high educational standards, as well as its increasing presence in the Global South, and the Group will maximize its efforts to capture growth opportunities there. In addition, the Group will further strengthen its global collaboration with Jefferies Financial Group Inc., and link the expansion of capital markets in Japan and overseas to the growth of the Group.

(3) Rebuild Corporate Infrastructure: Quality builds Trust

The Group will engage in tireless efforts to rebuild its corporate infrastructure to earn the trust of customers and other stakeholders which forms the basis of its various activities.

While the future outlook is becoming increasingly uncertain due to unstable political situations in various countries, concerns over economic downturns, and geopolitical risks, the scope of the Group's business is expanding, and it is becoming increasingly important to ensure adaptability, or so-called "resilience" in management. In this environment, the Group will work on a group-wide basis to further foster a sound corporate culture and improve the quality of corporate governance and compliance. Specifically, the Group will take steps to foster a sense of discipline among the Group's management and employees, and will strengthen internal control systems through IT investments and personnel deployment on both group-wide and global basis. In addition, in order to expand and upgrade the Group's business model even in an uncertain environment, the Group will establish a personnel system to secure and develop diverse and talented human resources, and promote investment in human capital and enhancement of human resource management. Furthermore, to promote the digitalization necessary for enhancing the Group's competitiveness and strengthening governance, the Group will strengthen its management foundation by enhancing its corporate infrastructure through aggressive IT investments.

The Group aims to respond to shareholder expectations by showing steady results regarding the initiatives described above. The Group looks forward to the continued understanding and support of its shareholders.

(2) Changes in Financial Position and Results of Operations (Consolidated Basis and Non-Consolidated Basis)

a. Changes in Financial Position and Results of Operations (Consolidated Basis)

Unit: millions of yen

	FY2021 (Fiscal year ended March 31, 2022)	FY2022 (Fiscal year ended March 31, 2023)	FY2023 (Fiscal year ended March 31, 2024)	FY2024 (Fiscal year ended March 31, 2025)
Ordinary income	4,111,127	6,142,155	9,353,590	10,174,894
Ordinary profit	1,040,621	1,160,930	1,466,128	1,719,482
Profit attributable to owners of parent	706,631	805,842	962,946	1,177,996
Comprehensive income	561,887	1,031,712	2,629,723	712,549
Net assets	12,197,331	12,791,106	14,799,967	14,841,509
Total assets	257,704,625	270,428,564	295,236,701	306,282,015

(Notes) 1. Amounts less than one million yen have been rounded down.
2. The Company had 172 consolidated subsidiaries, 244 unconsolidated subsidiaries, and related companies accounted for by the equity method as of March 31, 2025.

b. Changes in Financial Position and Results of Operations (Non-Consolidated Basis)

Unit: millions of yen

	FY2021 (Fiscal year ended March 31, 2022)	FY2022 (Fiscal year ended March 31, 2023)	FY2023 (Fiscal year ended March 31, 2024)	FY2024 (Fiscal year ended March 31, 2025)
Operating income	616,052	701,653	936,815	1,431,414
Dividends received	422,366	453,801	580,175	1,019,049
Dividends received from banking subsidiaries	376,756	437,849	542,929	731,201
Dividends received from other subsidiaries	37,611	7,708	21,100	263,720
Net income	395,167	400,380	545,114	970,319
Earnings per share	(yen) 96.10	(yen) 97.79	(yen) 136.72	(yen) 248.39
Total assets	16,253,088	17,046,916	19,745,893	20,351,401
Investments in banking subsidiaries	4,613,790	4,613,790	4,613,790	4,613,983
Investments in other subsidiaries	1,764,090	1,756,890	2,131,647	2,202,970

(Notes) 1. Amounts less than one million yen have been rounded down.
2. On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. Earnings per share were calculated, assuming that the Company conducts the stock split at the beginning of the fiscal year ended March 31, 2022.

(3) Capital Investment of the Group

a. Total Amount of Capital Investment

Unit: millions of yen

Company name	Reportable segment	Amount
Sumitomo Mitsui Financial Group, Inc.	Head Office Account	5,968
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit Head Office Account	204,484
SMBC Trust Bank Ltd.	Wholesale Business Unit Retail Business Unit Global Business Unit Head Office Account	6,934
SMBC Nikko Securities Inc.	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit Head Office Account	9,538
Sumitomo Mitsui Card Company, Limited	Wholesale Business Unit Retail Business Unit	48,165
SMBC Consumer Finance Co., Ltd.	Retail Business Unit	11,031
The Japan Research Institute, Limited	Head Office Account	12,800
Sumitomo Mitsui DS Asset Management Company, Limited	Head Office Account	1,276
Others	-	70,279
Total		370,479

(Notes) 1. Amounts less than one million yen have been rounded down.
2. The businesses handled by each business unit are the following.

Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized corporate customers
Retail Business Unit:	Businesses mainly dealing with domestic individual customers
Global Business Unit:	Businesses dealing with international (including Japanese) corporate customers in overseas countries
Global Markets Business Unit:	Businesses dealing with financial markets
Head Office account:	Businesses other than those above

b. Establishment of Principal Facilities, etc.

Unit: millions of yen

Company name	Reportable segment	Description	Amount
Sumitomo Mitsui Banking Corporation	Wholesale Banking Unit Retail Banking Unit Global Banking Unit Global Markets and Treasury Unit Head Office Account	Branch facilities, etc.	27,898
		Software	120,528

(Notes) 1. Amounts less than one million yen have been rounded down.
2. The businesses handled by each business unit are the following.

Wholesale Banking Unit:	Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized corporate customers
Retail Banking Unit:	Businesses mainly dealing with domestic individual customers
Global Banking Unit:	Businesses dealing with international (including Japanese) corporate customers in overseas countries
Global Markets and Treasury Unit:	Businesses dealing with financial markets
Head Office account:	Businesses other than those above

(4) Parent Company and Principal Subsidiaries, etc.

a. Parent Company
  Not applicable.

b. Principal Subsidiaries, etc.

Company name	Location	Main business	Capital (millions of yen)	Percentage of the Company's voting rights (%)	Other
Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	Commercial banking	1,771,093	100.00	-
SMBC Trust Bank Ltd.	Chiyoda-ku, Tokyo	Commercial banking and trust services	87,550	100.00 (100.00)	-
Sumitomo Mitsui Finance and Leasing Company, Limited	Chiyoda-ku, Tokyo	Leasing	15,000	50.00	-
SMBC Nikko Securities Inc.	Chiyoda-ku, Tokyo	Securities	135,000	100.00	-
Sumitomo Mitsui Card Company, Limited	Chuo-ku, Osaka	Credit card	34,000	100.00	-
SMBC Consumer Finance Co., Ltd.	Koto-ku, Tokyo	Consumer lending	140,737	100.00 (100.00)	-
JRI Holdings, Limited	Shinagawa-ku, Tokyo	Business management	100	100.00	-
The Japan Research Institute, Limited	Shinagawa-ku, Tokyo	Economic research, management consulting, system development, and data processing	10,000	100.00 (100.00)	-
Sumitomo Mitsui DS Asset Management Company, Limited	Minato-ku, Tokyo	Investment advisory and investment trust management	2,000	50.12	-
SMBC Bank International plc	London, U.K.	Commercial banking	478,505 [USD 3.2 billion]	100.00 (100.00)	-
SMBC Bank EU AG	Frankfurt, Germany	Commercial banking	826,455 [EUR 5.1 billion]	100.00 (100.00)	-
Sumitomo Mitsui Banking Corporation (China) Limited	Shanghai, People's Republic of China	Commercial banking	205,900 [RMB 10.0 billion]	100.00 (100.00)	-
PT Bank SMBC Indonesia Tbk	Jakarta, Republic of Indonesia	Commercial banking	1,916 [IDR 212.9 billion]	91.04 (91.04)	-
SMBC Americas Holdings, Inc.	Wilmington, Delaware, U.S.A.	Bank Holding Company	0 [USD 3,010]	100.00 (100.00)	-
SMBC Guarantee Co., Ltd.	Minato-ku, Tokyo	Credit guarantee	187,720	100.00 (100.00)	-
Sumitomo Mitsui Auto Service Company, Limited	Shinjuku-ku, Tokyo	Leasing	13,636	26.16	-

(Notes) 1. The capital has been rounded down to the nearest unit and the percentage of the Company's voting rights in subsidiaries has been rounded down to the nearest second decimal place.
2. The capital denominated in foreign currency has been translated into Japanese yen at the exchange rate as of the account closing date.
3. Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly.

4. SMBC Finance Service Co., Ltd. was excluded from the Company's consolidated subsidiaries due to its dissolution by the merger with Sumitomo Mitsui Card Company, Limited on April 1, 2024.
5. JRI Holdings, Limited, established on April 1, 2024, was newly stated above as a principal subsidiary.
6. PT Bank BTPN Tbk changed its name to PT Bank SMBC Indonesia Tbk.

(5) Major Borrowings

Creditor	Balance of borrowings (millions of yen)	Investment in the Company	
		Number of shares held (100 shares)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	1,679,650	-	-

(Note) Amounts less than one million yen have been rounded down.

(6) Material Matters regarding Business Transfer, etc.

Not applicable.

2. Matters regarding Directors and Corporate Executive Officers

(1) Directors and Corporate Executive Officers

a. Directors

(As of March 31, 2025)

Name	Positions and responsibilities	Significant concurrent positions	Other
Takeshi Kunibe	Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee Member of the Sustainability Committee	Director of KOMATSU LTD. Director of TAISHO PHARMACEUTICAL HOLDINGS Co., LTD. Director of Nankai Electric Railway Co., Ltd.	-
Toru Nakashima*	Director Member of the Compensation Committee Member of the Sustainability Committee	Director of Jefferies Financial Group Inc.	-
Teiko Kudo*	Director	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Fumihiko Ito*	Director Member of the Risk Committee	Director of Sumitomo Mitsui Banking Corporation	-
Toshihiro Isshiki	Director Member of the Audit Committee	Director of Sumitomo Mitsui Banking Corporation	-
Yoshiyuki Gono	Director Member of the Audit Committee	-	-
Sonosuke Kadonaga	Director (outside) Member of the Nominating Committee Member of the Audit Committee (Chairman)	-	-
Yoshinobu Tsutsui	Director (outside) Member of the Nominating Committee (Chairman) Member of the Compensation Committee	Chairman of NIPPON LIFE INSURANCE COMPANY Status of other concurrent positions is as described in "Concurrent Positions and Other Details on Outside Directors" below.	-
Eriko Sakurai	Director (outside) Member of the Nominating Committee Member of the Audit Committee Member of the Compensation Committee Member of the Sustainability Committee (Chairman)	Status of concurrent positions is as described in "Concurrent Positions and Other Details on Outside Directors" below.	-

Name	Positions and responsibilities	Significant concurrent positions	Other
Charles D. Lake II	Director (outside) Member of the Nominating Committee Member of the Audit Committee Member of the Risk Committee (Chairman)	Director, President of Aflac International, Inc. Chairman and Representative Director, of Aflac Life Insurance Japan Ltd.	-
Jenifer Rogers	Director (outside) Member of the Compensation Committee Member of the Sustainability Committee	General Counsel International of Asurion Japan Holdings G.K. Status of other concurrent positions is as described in "Concurrent Positions and Other Details on Outside Directors" below.	-

(Notes) 1. Directors Messrs. and Mses. Sonosuke Kadonaga, Yoshinobu Tsutsui, Eriko Sakurai, Charles D. Lake II and Jenifer Rogers were Outside Directors as provided for in Article 2, Item 15 of the Companies Act.

2. To ensure audit effectiveness, the Company elected two non-executive Directors Messrs. Toshihiro Isshiki and Yoshiyuki Gono as full-time members of the Audit Committee.

3. Directors with an asterisk (*) concurrently served as Corporate Executive Officers.

4. The Company designated Directors Messrs. and Mses. Sonosuke Kadonaga, Yoshinobu Tsutsui, Eriko Sakurai, Charles D. Lake II and Jenifer Rogers as Independent Directors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

5. Among the Directors who had been incumbent on or after the day following the close of the previous Ordinary General Meeting of Shareholders, Messrs. Shozo Yamazaki and Katsuyoshi Shinbo passed away and stepped down. Their positions, responsibilities, significant concurrent positions, and other matters represent those at the time of retirement.

Name	Positions and responsibilities	Significant concurrent positions	Other	Reason for retirement
Shozo Yamazaki	Director (outside) Member of the Audit Committee Member of the Risk Committee (Chairman)	Certified Public Accountant	Having considerable expertise in finance and accounting.	Passed away on August 30, 2024
Katsuyoshi Shinbo	Director (outside) Member of the Audit Committee Member of the Compensation Committee (Chairman)	Attorney at Law Status of other concurrent positions is as described in "Concurrent Positions and Other Details on Outside Directors" below.	-	Passed away on February 8, 2025

6. Changes in positions and responsibilities and in significant concurrent positions as of April 1, 2025:

Director Fumihiko Ito Resigned as Director
Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
Senior Managing Executive Officer of SMBC Nikko Securities Inc.

Director Yoshinobu Tsutsui Director of NIPPON LIFE INSURANCE COMPANY

Directors who resigned during fiscal 2024
Not applicable.

b. Corporate Executive Officers

(As of March 31, 2025)

Name	Positions and responsibilities	Significant concurrent positions	Other
Toru Nakashima*	President (Representative Corporate Executive Officer) Group CEO	Director of Jefferies Financial Group Inc.	-
Muneo Kanamaru	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Head of Wholesale Business Unit	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Teiko Kudo*	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Group CCO Responsible for Compliance Dept. and Anti Money Laundering & Financial Crime Prevention Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Masamichi Koike	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Head of Global Markets Business Unit	Deputy President of Sumitomo Mitsui Banking Corporation	-
Takashi Yamashita	Senior Managing Corporate Executive Officer Head of Retail Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Jun Uchikawa	Senior Managing Corporate Executive Officer Group CIO Responsible for IT Planning Dept., Cybersecurity Management Dept., Data Management Dept., and Operations Planning Dept.	Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	-
Yoshihiro Hyakutome	Senior Managing Corporate Executive Officer Co-Head of Global Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Takeshi Mikami	Senior Managing Corporate Executive Officer Group CAE Responsible for Internal Audit Dept.	-	-
Keiichiro Nakamura	Senior Managing Corporate Executive Officer Co-Head of Global Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-

Name	Positions and responsibilities	Significant concurrent positions	Other
Akio Isowa	Senior Managing Corporate Executive Officer Group CDIO Responsible for Digital Solution Division, Transaction Business Division, and Digital Strategy Dept.	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Fumihiko Ito*	Senior Managing Corporate Executive Officer Group CFO and Group CSO Responsible for Sustainability Division for Fulfilled Growth, Public Relations Dept., Corporate Planning Dept., Business Development Dept., Sustainability Planning Dept., Sustainability Development Dept., Financial Accounting Dept., and Accounting Service & Planning Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Takashi Kobayashi	Senior Managing Corporate Executive Officer Group CHRO Responsible for General Affairs Dept., Human Resources Dept., Quality Management Dept., and Administrative Services Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Natsuhiro Samejima	Senior Managing Corporate Executive Officer Group CRO Responsible for Corporate Risk Management Dept., Risk Management Information Dept., Risk Management Dept., Americas Division, and Credit & Investment Planning Dept.	Director of Sumitomo Mitsui Banking Corporation	-

(Notes) 1. Corporate Executive Officers with an asterisk (*) concurrently served as Directors.

2. Changes in positions and responsibilities and in significant concurrent positions as of April 1, 2025:

Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)	Muneo Kanamaru	Resigned from Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Deputy President of Sumitomo Mitsui Banking Corporation
Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)	Teiko Kudo	Group CCO Responsible for Compliance Dept., Compliance Dept., Americas Division, Anti Money Laundering & Financial Crime Prevention Dept.
Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)	Masamichi Koike	Resigned from Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Resigned from Deputy President of Sumitomo Mitsui Banking Corporation
Senior Managing Corporate Executive Officer	Takashi Yamashita	Resigned from Senior Managing Corporate Executive Officer
Senior Managing Corporate Executive Officer	Jun Uchikawa	Resigned from Senior Managing Corporate Executive Officer Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
Senior Managing Corporate Executive Officer	Yoshihiro Hyakutome	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Deputy President of Sumitomo Mitsui Banking Corporation

Senior Managing Corporate Executive Officer	Takeshi Mikami	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)
Senior Managing Corporate Executive Officer	Akio Isowa	Discharged from position responsible for Transaction Business Division
Senior Managing Corporate Executive Officer	Fumihiko Ito	Group CFO and Group CSO Discharged from position responsible for Sustainability Division for Fulfilled Growth, Public Relations Dept., Corporate Planning Dept., Business Development Dept., Sustainability Planning Dept., Sustainability Development Dept., Financial Accounting Dept., and Accounting Service & Planning Dept. Co-Head of Wholesale Business Unit Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation Senior Managing Executive Officer of SMBC Nikko Securities Inc.

3. Assumption of Corporate Executive Officers as of April 1, 2025:

	Hideki Takamatsu	Senior Managing Corporate Executive Officer Group CIO and Group CDAO Responsible for IT Planning Dept., Cybersecurity Management Dept., Data Management Dept., and Operations Planning Dept. Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited
	Yukihiro Mabuchi	Senior Managing Corporate Executive Officer Co-Head of Wholesale Business Unit Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
	Akio Uemura	Senior Managing Corporate Executive Officer Head of Retail Business Unit Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
	Kazuyuki Anchi	Senior Managing Corporate Executive Officer Group CFO and Group CSO Responsible for Sustainability Division for Fulfilled Growth, Public Relations Dept., Corporate Planning Dept., Business Development Dept., Asset & Wealth Management Strategy Dept., Sustainability Planning Dept., Sustainability Development Dept., Financial Accounting Dept., and Accounting Service & Planning Dept. Director of Sumitomo Mitsui Banking Corporation
	Arihiro Nagata	Senior Managing Corporate Executive Officer Head of Global Markets Business Unit Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

4. CEO: Chief Executive Officer
   CCO: Chief Compliance Officer
   CIO: Chief Information Officer
   CAE: Chief Audit Executive
   CDIO: Chief Digital Innovation Officer
   CFO: Chief Financial Officer
   CSO: Chief Strategy Officer
   CHRO: Chief Human Resources Officer
   CRO: Chief Risk Officer
   CDAO: Chief Data and Analytics Officer

Corporate Executive Officers who resigned during fiscal 2024

Name	Positions and responsibilities	Significant concurrent positions	Other
Tetsuro Imaeda	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Co-Head of Global Business Unit	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	Resigned on April 1, 2024

(Note) Positions and responsibilities and significant concurrent positions represent as of the date of resignation.

(2) Compensation, etc. for Directors and Corporate Executive Officers

Unit: millions of yen

Classification	Persons paid	Compensation, etc.	Monetary compensation			Non-monetary compensation
			Non-performance-linked	Performance-linked		Non-performance-linked
			Base salary	Cash bonus	Stock Compensation Plan I/II	Stock Compensation Plan III
Directors	13	445	352	31	61	-
Corporate Executive Officers	13	920	445	163	312	-
Total	26	1,365	797	194	373	-

(Notes) 1. Amounts less than one million yen have been rounded down.
   2. Corporate Executive Officers do not receive an employee salary, nor do they receive consideration for the performance of other duties.
   3. Compensation, etc. paid to Directors concurrently serving as Corporate Executive Officers is included in the amount for Corporate Executive Officers.
   4. "Cash bonus (Monetary compensation)" and "Stock Compensation Plan II" are paid as annual performance-linked compensation.
      "Stock Compensation Plan I" is paid as medium-term performance-linked compensation.
   5. "Stock Compensation Plan I" and "Stock Compensation Plan II" represent the amount of compensation in the form of shares of the Company's restricted stock corresponding to fiscal 2024.
   6. The above-written amounts include "Compensation, etc. for Outside Directors" as mentioned below.

Policy for individual remuneration for directors, corporate executive officers and executive officers

The Company hereby establishes the Executive Compensation Policy (the "Policy") in order to provide guiding principles for its Compensation Committee to determine individual remuneration for its directors, corporate executive officers and executive officers (the "Executives").

The Policy's aim is that executive compensation pursuant to it shall provide the appropriate incentives for the Executives to pursue the Mission and Vision of the Group.

1. Core Principles
   Our executive compensation shall be determined in accordance with the core principles below:
1) The Group's executive compensation aims at providing appropriate incentives toward the realization of the Mission and Vision of the Group.
2) The Group's executive compensation shall reflect the changing business environment and the short-, medium- and long-term performance of the Group, and shall account for the contribution to shareholder value, customer satisfaction and a sustainable society.
3) Individual remuneration shall reflect the assigned roles and responsibilities as well as the performance of each Executive.
4) The Company shall research and review market practices, including the use of third-party surveys, in order to provide its Executives with a competitive remuneration package.
5) The Company's executive compensation shall discourage excessive risk-taking and foster a prudent risk culture expected of a financial institution.
6) Both external and internal regulations/guidelines on executive compensation shall be observed and respected.
7) The Company shall establish appropriate governance and controls of the compensation process, and shall regularly review to update its executive compensation practices according to changing market practices and/or business environment.

2. Compensation Programme
1) The Company's executive compensation programme (the "Programme") shall have three components: base salary, cash bonus, and stock compensation.
   However, compensation of outside directors and Audit Committee members is composed of a base salary only, in light of their role to oversee the execution of duties of executive officers, etc.
2) In order to hold the Executives accountable and provide them with appropriate incentives for the performance of the Group, the Programme targets the variable compensation component of total remuneration at 40% to 60% in accordance with the corporate titles of each Executive, if paid at standard levels. Corresponding with the performance of the Group, the degree of contribution to the realization of a sustainable society, and the performance of each Executive, the variable component could range from 0% to 150% of the standard levels, which shall be determined by corporate titles of the Executives.
3) In order to enhance shareholding of the Executives and align their interests with shareholders, the Programme targets its stock-based compensation components at 25% to 45% of total remuneration, in accordance with the corporate titles of each Executive, if paid at standard levels.
4) The above target levels shall be appropriately set in accordance with the roles, responsibilities, etc. of each Executive.
5) Base salary shall be periodically paid in cash and shall be, in principle, determined by the corporate titles of each Executive, reflecting the roles, responsibilities, etc.
6) Annual incentives shall be determined based on the performance of the previous fiscal year of the Group, the degree of contribution to the realization of a sustainable society, as well as on the performance of each Executive reviewed both from short-term and medium-/long-term perspectives. 70% of the determined amount shall be, in principle, paid as a cash bonus and the remaining 30% shall be paid under Stock Compensation Plan II (annual performance share plan).
   (1) Weight by each target index is as follows:

Target index		Weight
SMFG Net business profit[*1]	Annual growth/Target achievement	50%
SMFG Net income[*2]	Annual growth/Target achievement	50%

   *1 The Company's consolidated net business profit
   *2 The Company's consolidated profit attributable to owners of parent
   If the Compensation Committee recognizes any element other than the above-mentioned target indexes which should be taken into consideration, the Compensation Committee will, if appropriate, judge the circumstances comprehensively and may adjust the compensation to be paid to the employee by a maximum of 5%, plus or minus.
   (2) The degree of contribution to realization of a sustainable society shall be reflected as an adjustment to the score determined in (1) by a maximum of 10%, plus or minus, based on the single-year achievement of KPIs and results of major external ratings.
7) Stock compensation plans consist of Stock Compensation Plan I (the "Plan I"), under which the remuneration of the Executives shall be determined based on the Group's medium-term performance, etc., Stock Compensation Plan II (the "Plan II"), determined based on the Group's annual performance, etc. and Stock Compensation Plan III (the "Plan III"), determined based on corporate titles, etc.
   (1) Under the stock compensation plans, the Executives shall receive remuneration via shares of the Company's common stock. The transfer of such stock shall be restricted for appropriately defined periods.
   (2) Remuneration under Plan I shall be determined based on the Group's performance against the Medium-Term Management Plan, performance of the Company's shares, the achievement of KPIs related to creation of social values, etc. after the term of the Group's Medium-Term Management Plan ends. 70% of the evaluation index is determined based on financial index (Medium-Term Management Plan target), 15% is determined based on share index, and 15% is determined based on non-financial index.

Weight by each evaluation index is as follows:

Evaluation index[*1, 2]		Weight
Financial index	ROCET1[*3]	20%
	Base expense[*4]	20%
	Gross profit[*5]	15%
	Net income[*6]	15%
Share index	TSR (Total shareholder return)[*7]	15%
Non-financial index	Create social value[*8]	15%

*1 (Adjustment evaluation) The Compensation Committee determines the score of maximum 5% plus or minus such figure taking into account comprehensively two items, which are "Initiatives in new business areas" and "Compliance, customer-oriented initiatives, and risk management."

*2 (Knock-out provision) In case "CET1 ratio (Post-Basel III reforms basis, excluding net unrealized gains (losses) on other securities)" falls below a designated level at the end of each fiscal year, "Stock Compensation Plan I" for the respective fiscal year becomes null and void.

*3 Post-Basel III reforms basis, excluding net unrealized gains (losses) on other securities

*4 General and administrative expenses excluding "revenue-linked cost," "prior investment cost" and others

*5 The Company's consolidated gross profit

*6 The Company's consolidated profit attributable to owners of parent

*7 The Compensation Committee determines progress of performance by relative evaluation of TSR during the term of the Group's Medium-Term Management Plan.

*8 The Compensation Committee evaluates the achievement of KPIs related to the environment (FE reduction and amount of sustainability finance executed) and employees (employee engagement and DE&I), as well as the status of efforts to address the five priority issues set forth by the Group ("Environment," "DE&I/Human Rights," "Poverty & Inequality," "Declining Birthrate & Aging Population," and "Japan's Regrowth").

(3) Remunerations under Plan II shall be determined based on the performance of the previous fiscal year of the Group, the degree of contribution to the realization of a sustainable society, as well as on the performance of each Executive reviewed both from short-term and medium-/long-term perspectives. Remuneration paid by restricted shares shall effectively act as deferred compensation.

(4) Remuneration under Plan III shall be determined based on corporate titles, roles, and responsibilities, etc.

8) In the event of material amendments to the financial statements or material reputational damages caused by the Executives, remunerations under the Plans could be reduced or fully forfeit.

9) Notwithstanding the above, if the Compensation Committee determines that it is not appropriate to apply the above matters due to the role of an Executive in each Group company or other reasonable circumstances, or if the Compensation Committee determines that it is not appropriate to apply the above matters to an Executive domiciled outside Japan, compensation shall be individually designed and determined not only in accordance with the above Core Principles, but also with consideration to local regulations and tax systems, as well as local practices and standards, whilst ensuring the compensation should not incentivize for excessive risk-taking.

3. Governance and Control of the Compensation Processes

1) The Company, as a Company with Three Committees, has established a Compensation Committee to resolve the following:
   - ✓ The Policy, the Programme and relevant regulations.
   - ✓ Individual remunerations for the Company's directors and corporate executive officers.
2) In addition to the above, Compensation Committee shall review and discuss the following:
   - ✓ The individual remuneration for the Company's other executive officers.
   - ✓ Executive compensation programmes/practices of the group companies.

4. Amendments to and Abolition of the Policy

Amendments to and abolition of the Policy shall be resolved at the Compensation Committee.

(Reference) The Company's Executive Compensation Programme



: Monetary compensation : Stock compensation : Variable compensation
Compensation Components
Payment Standards (Range of Variation) and Target Indices
Payment Method
Base Salary
Fixed compensation
• Cash
Bonus (Monetary compensation)
Compensation determined based on SMFG's annual performance (0%-150%)*1
Standard levels x SMFG, progress of initiatives towards the realization of sustainability, performance of the executive
Bonus (Stock Compensation Plan II)
Target Index*2
Weight
Sustainability index
Weight
SMFG Net business profit*3
Annual growth/ Target achievement
50%
Progress of KPIs*5
±10%
SMFG Net income*4
Annual growth/ Target achievement
50%
Performance of major external ratings
• Cash: 70%
• Restricted stock: 30%
Stock Compensation Plan I
Compensation determined based on SMFG's medium-term performance, etc. (0%-150%)*6
Standard levels x SMFG's medium-term performance, etc.
Evaluation index
Weight
Financial index
ROCET1*7
20%
Base expense*8
20%
Gross profit*9
15%
Net income*4
15%
Share index
TSR (Total shareholder return)*10
15%
Non-financial index
Create social value*11
15%
Adjustment evaluation
Initiatives in new business areas, compliance, customer-oriented initiatives, and risk management
±5%
In the case that the CET1 ratio falls below a designated level at the end of each fiscal year, Stock Compensation Plan I for the respective fiscal year becomes null and void (knock-out provision).
• Restricted stock
Stock Compensation Plan III
(Promotion reward plan)
• Restricted stock
Portion of stock-based compensation: 25-45%
Portion of variable compensation: 40-60%
Foster a prudent risk culture expected of a financial institution
Stock Compensation Plan I, Stock Compensation Plan II, Stock Compensation Plan III are applicable to malus and claw-back provisions

*1 Compensation amounts for each fiscal year determined by the Compensation Committee

*2 If the Compensation Committee recognizes any element other than the above-mentioned target indexes which should be taken into consideration, the Compensation Committee will, if appropriate, judge the circumstances comprehensively and may adjust the compensation to be paid to the employee by a maximum of 5%, plus or minus

*3 The Company's consolidated net business profit.

*4 The Company's consolidated profit attributable to owners of parent

*5 Performances of annual progress of KPIs related to sustainability

*6 Compensation amounts determined by the Compensation Committee at the conclusion of the Medium-Term Management Plan

*7 Post-Basel III reforms basis, excluding net unrealized gains (losses) on other securities

*8 General and administrative expenses excluding "revenue-linked cost," "prior investment cost" and others

*9 The Company's consolidated gross profit

*10 The Compensation Committee determines progress of performance by relative evaluation of TSR during the term of the Group's Medium-Term Management Plan

*11 The Compensation Committee evaluates the achievement of KPIs related to the environment (FE reduction and amount of sustainability finance executed) and employees (employee engagement and DE&I), as well as the status of efforts to address the five priority issues set forth by the Group ("Environment," "DE&I/Human Rights," "Poverty & Inequality," "Declining Birthrate & Aging Population," and "Japan's Regrowth").

Reason of the selection of target index used for calculating performance-linked compensation and the actual performance

1. Annual performance-linked compensation
1) Reason of the selection

   The Company shall pay annual performance-linked compensation in the form of "Cash bonus (Monetary compensation)" and "Stock Compensation Plan II."

   The Company adopts as target indexes, "SMFG Net income" which indicates the bottom line business results, and "SMFG Net business profit" which indicates earnings level of the SMBC Group, with a view to enhancing the linkage between corporate performance and Executives' compensation, and ensuring adequacy of its function as performance incentive. In addition, the Company adopts the annual "progress of KPIs" and "performances of major external ratings" as sustainability indexes, with a view to reflecting the degree of contribution towards the realization of a sustainable society on the compensation.

2) Actual Performance

   For fiscal 2024, with respect to "Cash bonus (Monetary compensation)" and "Stock Compensation Plan II," the actual performance of each target index, results of the sustainability index and performance evaluation coefficient were as follows.

Cash bonus (Monetary compensation)/Stock Compensation Plan II					
Target index		Weight		Actual performance[4]	Performance evaluation coefficient
SMFG Net business profit[1]	Annual growth/ Target achievement	50%		53.7%	
SMFG Net income[2]	Annual growth/ Target achievement	50%	▶	57.2%	
Sustainability index		Weight		Evaluation results	115%[5]
Progress of KPIs[3]		±10%		+5.0%	
Performances of major external ratings					

*1 The Company's consolidated net business profit
*2 The Company's consolidated profit attributable to owners of parent
*3 Performances of annual progress of KPIs related to sustainability
*4 Level of performance against each target index multiplied by evaluation weight
*5 The final performance evaluation coefficient was determined by summing the actual performance and the evaluation results and rounding down to the nearest whole number.

The Compensation Committee determined performance evaluation coefficient based on the actual performances of each target index and sustainability index for fiscal 2024, which then was multiplied by the sum of the standard bonus amount by corporate titles to determine bonus fund. Based on this bonus fund, the amounts of performance-linked remuneration for individual Executives were determined in accordance with the remuneration determination process set forth in the Policy, considering each individual's short-term and medium-/long-term performance of duties.

2. Medium-term performance-linked compensation
1) Reason of the selection

The Company pays medium-term performance-linked compensation in the form of "Stock Compensation Plan I."

In order to hold the Executives accountable and provide them with appropriate incentives for contribution to the medium-term to long-term corporate performance, enhancement of shareholder value and realization of sustainable society, "TSR (Total Shareholder Return)" is adopted as a share index and "Creation of social values" is adopted as a non-financial index, in addition to four financial indexes of "ROCET1," "Base expense," "Gross profit" and "Net income."

In addition to the above, two adjustment items of evaluation, namely, "Initiatives in new business areas" and "Compliance, customer-oriented initiatives, and risk management" shall be comprehensively assessed at the Compensation Committee, and reflected on the evaluation.

The Compensation Committee shall, following the final year of the period covered under the current Medium-Term Management Plan, determine its evaluation of the aforementioned evaluation indexes based on the actual performance against the Medium-Term Management Plan as basis for calculating the amount of remuneration.

2) Actual performance

As the actual result of the evaluation index for the medium-term performance-linked compensation will be determined only after the end of the final year of the period covered under the current Medium-Term Management Plan, only the description of each evaluation index and the evaluation weight are described here.

Stock Compensation Plan I					
Evaluation index[1]		Weight		Actual performance	Evaluation
Financial index	ROCET1[2]	20%	▶	Evaluation will be finalized after the final year of the period covered under the current Medium-Term Management Plan	
	Base expense[3]	20%			
	Gross profit[4]	15%			
	Net income[5]	15%			
Share index	TSR (Total shareholder return)[6]	15%			
Non-financial index	Create social value[7]	15%			
Adjustment evaluation	Initiatives in new business areas Compliance, customer-oriented initiatives, and risk management	±5%			

*1 (Knock-out provision) In case "CET1 ratio (Post-Basel III reforms basis, excluding net unrealized gains (losses) on other securities)" falls below a designated level at the end of each fiscal year, "Stock Compensation Plan I" for the respective fiscal year becomes null and void.
*2 Post-Basel III reforms basis, excluding net unrealized gains (losses) on other securities
*3 General and administrative expenses excluding "revenue-linked cost," "prior investment cost" and others
*4 The Company's consolidated gross profit
*5 The Company's consolidated profit attributable to owners of parent
*6 The Compensation Committee determines progress of performance by relative evaluation of TSR during the term of the Group's Medium-Term Management Plan.
*7 The Compensation Committee evaluates the achievement of KPIs related to the environment (FE reduction and amount of sustainability finance executed) and employees (employee engagement and DE&I), as well as the status of efforts to address the five priority issues set forth by the Group ("Environment," "DE&I/Human Rights," "Poverty & Inequality," "Declining Birthrate & Aging Population," and "Japan's Regrowth").

Reason of the decision by the Compensation Committee that individual remuneration, etc. for corporate executive officers and other executives are in line with the Policy

The Company determined "Executive compensation policy" and the executive compensation programme including the compensation programme as prescribed under the Policy at its Compensation Committee, and individual remuneration for corporate executive officers and other executives were decided in accordance with the procedures set out under the Policy. The Compensation Committee decided that individual remuneration for corporate executive officers and other executives was in line with the Policy, based on the results of the third-party surveys on the Executive's compensation, and the multilateral review and examination of various factors such as whether the executive compensation programme was working as an appropriate incentive in view of the business environment surrounding the Group and the corporate performance over short-term, medium-term, and long-term.

(3) Liability Limitation Agreement

Name			Summary of Liability Limitation Agreement
Sonosuke Kadonaga	Yoshinobu Tsutsui	Eriko Sakurai	In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act (the "Act"), the Company has entered into agreements with the Outside Directors stated in the left column to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either 10 million yen or the minimum amount provided for in Article 423, Paragraph 1 of the Act.
Charles D. Lake II	Jenifer Rogers		

(Note) Mr. Shozo Yamazaki passed away and stepped down from Director on August 30, 2024. Additionally, Mr. Katsuyoshi Shinbo passed away and stepped down from Director on February 8, 2025. The Company had entered into liability limitation agreements with them while they were incumbent.

(4) Indemnity Agreement

a. Indemnity agreements with incumbent directors and corporate executive officers

Directors and Corporate Executive Officer's Name			Summary of Indemnity Agreement
Takeshi Kunibe	Toru Nakashima	Teiko Kudo	The Company has entered into indemnity agreements as set out under Article 430-2, Paragraph 1 of the Act with the directors and corporate executive officers stated in the left column, for them to be committed to making bold management decisions without flinching from potential pursuit of liability. Under the agreements, the following measures have been mainly taken to ensure that the appropriateness of the execution of duties by directors and corporate executive officers is not impaired.
Fumihiko Ito	Toshihiro Isshiki	Yoshiyuki Gono	
Sonosuke Kadonaga	Yoshinobu Tsutsui	Eriko Sakurai	(1) The Company shall indemnify legal fees and other contentious expenses, which are stipulated in Article 430-2, Paragraph 1, Item 1 of the Act as "expenses disbursed to address alleged violations of the provisions of laws and regulations pertaining to the execution of duties or requests received in relation to pursuing liability," to the extent provided for by laws and regulations. However, the Company shall not indemnify any loss arising from the "compensation for damages caused to a third party in relation to the execution of duties" as provided for in Item 2 of the said Paragraph.
Charles D. Lake II	Jenifer Rogers	Muneo Kanamaru	
Masamichi Koike	Takashi Yamashita	Jun Uchikawa	
Yoshihiro Hyakutome	Takeshi Mikami	Keiichiro Nakamura	(2) After the payment of the indemnity to a director or corporate executive officer, if the Company comes to know that there is bad faith or gross negligence involved in the execution of his or her duties or other similar fact, the Company shall request him or her for the refund of whole or part of the indemnity paid.
Akio Isowa	Takashi Kobayashi	Natsuhiro Samejima	

(Note) Mr. Shozo Yamazaki passed away and stepped down from Director on August 30, 2024. Additionally, Mr. Katsuyoshi Shinbo passed away and stepped down from Director on February 8, 2025. The Company had entered into indemnity agreements with them while they were incumbent.

b. Matters concerning the fulfillment of the indemnity agreement, etc.
  Not applicable.

(5) Matters Concerning Directors and Officers Liability Insurance Contract

Scope of the Insured	Summary of the Directors and Officers Liability Insurance Contract
Directors, Corporate Executive Officers and Executive Officers of the Company	The Company has entered into a Directors and Officers liability insurance contract as set out under Article 430-3, Paragraph 1 of the Act with an insurance company, for directors and officers, etc. of the Company or its subsidiary to be committed to making bold management decisions without flinching from potential pursuit of liability. Under the contract, the insured shall be covered for damages by bearing costs of compensation for damages and contentious expenses as a result of claims for damages arising from acts (including omissions) committed by the insured in the course of his or her duties as director or officer, etc. of the Company or its subsidiaries. However, this insurance excludes damages incurred by the insured as a result of his or her own criminal conduct, illegal act committed knowingly by the insured, or his or her gaining of benefits or providing others with benefits in an illegal manner, as measures to ensure that the appropriateness of the execution of duties by directors or officers, etc. is not impaired.
Directors, Corporate Auditors and Executive Officers of the following subsidiaries of the Company: Sumitomo Mitsui Banking Corporation, SMBC Trust Bank Ltd., SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, The Japan Research Institute, Limited	

3. Matters regarding Outside Directors

(1) Concurrent Positions and Other Details on Outside Directors

(As of March 31, 2025)

Name	Concurrent positions and other details
Yoshinobu Tsutsui	Chairman of NIPPON LIFE INSURANCE COMPANY Director of Imperial Hotel, Ltd. (outside) Director of West Japan Railway Company (outside) Chairperson of GX Acceleration Agency
Eriko Sakurai	Director of Astellas Pharma Inc. (outside) Director of Kao Corporation (outside) Director of Nippon Sheet Glass Company, Limited. (outside)
Charles D. Lake II	Director, President of Aflac International, Inc. Chairman and Representative Director of Aflac Life Insurance Japan Ltd.
Jenifer Rogers	General Counsel International of Asurion Japan Holdings G.K. Director of Kawasaki Heavy Industries, Ltd. (outside)

(Notes) 1. Changes in concurrent positions and other details as of April 1, 2025:

Director	Yoshinobu Tsutsui	Director of NIPPON LIFE INSURANCE COMPANY

2. There was no other relationship to be disclosed between the Company and the companies or entities in which the Outside Directors of the Company concurrently served.
3. Mr. Katsuyoshi Shinbo passed away and stepped down on February 8, 2025. His concurrent positions and other details at the time of his retirement are as described below. There was no other relationship to be disclosed between the Company and the companies or entities in which he concurrently served.

Name	Concurrent positions and other details
Katsuyoshi Shinbo	Director of YAKULT HONSHA Co., Ltd. (outside) Corporate Auditor of Mitsui Chemicals, Inc. (outside)

(2) Major Activities of Outside Directors

Name	Term of office	Attendance of the Board of Directors meeting, etc.		Opinions issued at the Board of Directors meeting, etc. and other activities
Sonosuke Kadonaga	9 months	Board of Directors meetings Nominating Committee meetings Audit Committee meetings	10/10 4/4 11/11	On the basis of his expertise and experience in the areas of global corporate management and risk management, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Audit Committee as Chairman, while expressing proper suggestions and useful opinions at the Nominating Committee.
Yoshinobu Tsutsui	7 years and 9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings	12/12 4/4 7/7	On the basis of his expertise and experience in the areas of corporate management and financial business, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Nominating Committee as Chairman, while expressing proper suggestions and useful opinions at the Compensation Committee.
Eriko Sakurai	9 years and 9 months	Board of Directors meetings Nominating Committee meetings Audit Committee meetings Compensation Committee meetings Sustainability Committee meetings	12/12 4/4 7/7 7/7 2/2	On the basis of her expertise and experience in the areas of global corporate management and sustainability promotion, she participates in the deliberation at the Board of Directors from an objective standpoint, and she leads the Sustainability Committee as Chairman, while expressing proper suggestions and useful opinions at the Nominating Committee, the Audit Committee and the Compensation Committee.
Charles D. Lake II	1 year and 9 months	Board of Directors meetings Nominating Committee meetings Audit Committee meetings Risk Committee meetings	12/12 4/4 2/2 4/4	On the basis of his expertise and experience in the areas of global corporate management, financial business, diplomacy, and global legal affairs, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Risk Committee as Chairman, while expressing proper suggestions and useful opinions at the Nominating Committee and the Audit Committee.
Jenifer Rogers	1 year and 9 months	Board of Directors meetings Compensation Committee meetings Sustainability Committee meetings	12/12 7/7 2/2	On the basis of her expertise and experience in the areas of global corporate management, financial business, global legal affairs, IT/digital transformation, and sustainability promotion, she participates in the deliberation at the Board of Directors from an objective standpoint, while expressing proper suggestions and useful opinions at the Compensation Committee and the Sustainability Committee.

(Notes) 1. Periods of service of the Directors listed above are presented with any period of less than one month having been rounded down.

2. The numbers of meetings attended by Director Mr. Sonosuke Kadonaga represent his attendance at the Board of Directors meetings, etc. held after his appointment as Director.

3. The numbers of meetings attended by Directors, Ms. Eriko Sakurai and Mr. Charles D. Lake II, represent their attendance at the Audit Committee meetings held after their appointment as Members of the Audit Committee.

4. Messrs. Shozo Yamazaki and Katsuyoshi Shinbo passed away and stepped down from Directors on August 30, 2024 and February 8, 2025, respectively. The major activities of both Directors during their terms of office are as follows.

Name	Term of office	Attendance of the Board of Directors meeting, etc.		Opinions issued at the Board of Directors meeting, etc. and other activities
Shozo Yamazaki	7 years and 2 months	Board of Directors meetings Audit Committee meetings Risk Committee meetings	4/4 6/6 1/1	On the basis of his expertise and experience in the areas of financial accounting and risk management, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Risk Committee as Chairman, while expressing proper suggestions and useful opinions at the Audit Committee.
Katsuyoshi Shinbo	7 years and 7 months	Board of Directors meetings Audit Committee meetings Compensation Committee meetings	8/9 10/11 6/6	On the basis of his expertise and experience in the legal affairs, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Compensation Committee as Chairman, while expressing proper suggestions and useful opinions at the Audit Committee.

(3)   Compensation, etc. for Outside Directors

Unit: millions of yen

	Persons paid	Compensation, etc. paid by the Company	Compensation, etc. paid by parent company, etc. of the Company
Total amount of compensation, etc.	8	148	-

(Notes) 1. Amounts less than one million yen have been rounded down.
2. No expenses were incurred in connection with the payment of bonuses to Outside Directors.

4. Matters regarding Shares of the Company

(1) Number of Shares

	(Number of shares)
Total number of shares authorized to be issued	
Common stock	9,000,000,000
Preferred stock (Type 5)	167,000
Preferred stock (Type 7)	167,000
Preferred stock (Type 8)	115,000
Preferred stock (Type 9)	115,000
Total number of shares issued	
Common stock	3,884,445,458

(2) Number of Shareholders as of March 31, 2025

	(Number of shareholders)
Common stock	587,415

(3) Major Shareholders

Common Stock

Name of shareholder	Number of shares held and percentage of shares held	
	Number of shares held (100 shares)	Percentage of shares held (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	6,354,729	16.40
Custody Bank of Japan, Ltd. (Trust Account)	2,210,361	5.70
STATE STREET BANK AND TRUST COMPANY 505001	1,060,526	2.73
STATE STREET BANK WEST CLIENT – TREATY 505234	775,621	2.00
NATSCUMCO	731,259	1.88
JP MORGAN CHASE BANK 385781	527,956	1.36
GOVERNMENT OF NORWAY	506,568	1.30
JP Morgan Securities Japan Co., Ltd.	480,104	1.23
Barclays Securities Japan Limited	440,650	1.13
The Nomura Trust and Banking Co., Ltd. (Trust Account)	418,243	1.07

(Notes) 1. Listed here are the top ten shareholders in terms of their respective ratio of stock holding against the total number of outstanding shares (excluding treasury shares).
2. Numbers of shares less than one hundred have been rounded down and the percentage of shares held has been rounded down to the nearest second decimal place.

(4) Shares delivered to Executives

	Number of Executives who received the delivered shares	Type and number of shares
Directors (excluding Outside Directors) and Corporate Executive Officers	14	Common Stock 110,460
Outside Directors	0	Common Stock 0

(5) Material Matters Regarding Shares

On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024.

Consolidated Balance Sheet

(As of March 31, 2025)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		**(Liabilities)**	
Cash and due from banks	75,590,583	**Deposits**	171,498,651
Call loans and bills bought	5,197,978	**Negotiable certificates of deposit**	17,175,391
Receivables under resale agreements	16,205,759	**Call money and bills sold**	4,378,276
Receivables under securities borrowing transactions	5,799,821	**Payables under repurchase agreements**	25,797,136
Monetary claims bought	5,618,985	**Payables under securities lending transactions**	2,183,655
Trading assets	11,976,375	**Commercial paper**	2,686,483
Money held in trust	32,272	**Trading liabilities**	9,726,615
Securities	40,760,968	**Borrowed money**	11,355,209
Loans and bills discounted	111,136,239	**Foreign exchanges**	1,771,839
Foreign exchanges	2,712,573	**Short-term bonds**	728,200
Lease receivables and investment assets	231,199	**Bonds**	13,352,392
Other assets	13,722,960	**Due to trust account**	1,041,660
Tangible fixed assets	1,006,556	**Other liabilities**	13,700,199
Buildings	329,897	**Reserve for employee bonuses**	130,464
Land	409,805	**Reserve for executive bonuses**	5,433
Lease assets	25,850	**Net defined benefit liability**	33,890
Construction in progress	48,832	**Reserve for executive retirement benefits**	1,007
Other tangible fixed assets	192,170	**Reserve for point service program**	32,656
Intangible fixed assets	1,017,322	**Reserve for reimbursement of deposits**	5,573
Software	731,749	**Reserve for losses on interest repayment**	242,127
Goodwill	230,070	**Reserves under the special laws**	5,365
Lease assets	155	**Deferred tax liabilities**	422,050
Other intangible fixed assets	55,348	**Deferred tax liabilities for land revaluation**	26,424
Net defined benefit asset	987,288	**Acceptances and guarantees**	15,139,799
Deferred tax assets	71,261	**Total liabilities**	291,440,506
Customers' liabilities for acceptances and guarantees	15,139,799	**(Net assets)**	
Reserve for possible loan losses	(925,931)	**Capital stock**	2,345,960
		Capital surplus	611,423
		Retained earnings	8,290,170
		Treasury stock	(38,512)
		Total stockholders' equity	11,209,042
		Net unrealized gains (losses) on other securities	1,930,834
		Net deferred gains (losses) on hedges	(168,604)
		Land revaluation excess	32,849
		Foreign currency translation adjustments	1,411,827
		Accumulated remeasurements of defined benefit plans	287,487
		Total accumulated other comprehensive income	3,494,393
		Stock acquisition rights	767
		Non-controlling interests	137,306
		Total net assets	14,841,509
Total assets	306,282,015	**Total liabilities and net assets**	306,282,015

—38—

Consolidated Statement of Income

(From April 1, 2024 to March 31, 2025)

Unit: millions of yen

Account	Amount	
Ordinary income		10,174,894
Interest income	6,928,577	
Interest on loans and discounts	3,984,710	
Interest and dividends on securities	935,978	
Interest on call loans and bills bought	182,718	
Interest on receivables under resale agreements	268,048	
Interest on receivables under securities borrowing transactions	120,363	
Interest on deposits with banks	650,205	
Interest on lease transactions	12,185	
Interest on deferred payment	22,320	
Other interest income	752,046	
Trust fees	9,733	
Fees and commissions	1,874,934	
Trading income	568,890	
Other operating income	172,329	
Other	172,329	
Other income	620,428	
Recoveries of written-off claims	16,449	
Other	603,979	
Ordinary expenses		8,455,412
Interest expenses	4,590,358	
Interest on deposits	1,671,048	
Interest on negotiable certificates of deposit	559,252	
Interest on call money and bills sold	48,050	
Interest on payables under repurchase agreements	837,244	
Interest on payables under securities lending transactions	38,368	
Interest on commercial paper	109,557	
Interest on borrowed money	170,937	
Interest on short-term bonds	3,298	
Interest on bonds	413,681	
Other interest expenses	738,918	
Fees and commissions payments	315,758	
Trading losses	185,324	
Other operating expenses	336,278	
Other	336,278	
General and administrative expenses	2,401,955	
Other expenses	625,736	
Provision for reserve for possible loan losses	167,639	
Other	458,097	
Ordinary profit		1,719,482
Extraordinary gains		3,090
Gains on disposal of fixed assets	3,090	
Extraordinary losses		22,630
Losses on disposal of fixed assets	14,843	
Losses on impairment of fixed assets	7,052	
Provision for eventual future operating losses from financial instruments transactions	733	
Income before income taxes		1,699,943
Income taxes-current	577,307	
Income taxes-deferred	(64,242)	
Income taxes		513,065
Profit		1,186,877
Profit attributable to non-controlling interests		8,881
Profit attributable to owners of parent		1,177,996

Consolidated Statement of Changes in Net Assets

(From April 1, 2024 to March 31, 2025)

Unit: millions of yen

	Stockholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance at April 1, 2024	2,344,038	610,143	7,843,470	(167,671)	10,629,980
Cumulative effects of changes in accounting policies			59,330		59,330
Restated balance	2,344,038	610,143	7,902,800	(167,671)	10,689,311
Changes in the fiscal year					
Issuance of new stock	1,922	1,922			3,844
Cash dividends			(412,240)		(412,240)
Profit attributable to owners of parent			1,177,996		1,177,996
Purchase of treasury stock				(251,629)	(251,629)
Disposal of treasury stock		(430)		612	181
Cancellation of treasury stock		(380,176)		380,176	—
Changes in shareholders' interest due to transaction with non-controlling interests		(642)			(642)
Increase due to decrease in subsidiaries			133		133
Reversal of land revaluation excess			2,087		2,087
Transfer from retained earnings to capital surplus		380,607	(380,607)		—
Net changes in items other than stockholders' equity in the fiscal year					
Net changes in the fiscal year	1,922	1,279	387,369	129,159	519,730
Balance at March 31, 2025	2,345,960	611,423	8,290,170	(38,512)	11,209,042

	Accumulated other comprehensive income						Stock acquisition rights	Non-controlling interests	Total net assets
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasure-ments of defined benefit plans	Total accumulated other comprehen-sive income			
Balance at April 1, 2024	2,406,883	(65,073)	34,936	1,362,647	290,735	4,030,129	931	138,925	14,799,967
Cumulative effects of changes in accounting policies	(59,330)					(59,330)			—
Restated balance	2,347,553	(65,073)	34,936	1,362,647	290,735	3,970,798	931	138,925	14,799,967
Changes in the fiscal year									
Issuance of new stock									3,844
Cash dividends									(412,240)
Profit attributable to owners of parent									1,177,996
Purchase of treasury stock									(251,629)
Disposal of treasury stock									181
Cancellation of treasury stock									—
Changes in shareholders' interest due to transaction with non-controlling interests									(642)
Increase due to decrease in subsidiaries									133
Reversal of land revaluation excess									2,087
Transfer from retained earnings to capital surplus									—
Net changes in items other than stockholders' equity in the fiscal year	(416,718)	(103,531)	(2,087)	49,179	(3,247)	(476,405)	(164)	(1,619)	(478,188)
Net changes in the fiscal year	(416,718)	(103,531)	(2,087)	49,179	(3,247)	(476,405)	(164)	(1,619)	41,541
Balance at March 31, 2025	1,930,834	(168,604)	32,849	1,411,827	287,487	3,494,393	767	137,306	14,841,509

Non-Consolidated Balance Sheet

(As of March 31, 2025)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		**(Liabilities)**	
Current assets	1,827,704	**Current liabilities**	3,027,653
Cash and due from banks	530,273	Short-term borrowings	1,679,650
Prepaid expenses	2,081	Accounts payable	1,263
Accrued income	92,097	Accrued expenses	92,196
Accrued income tax refunds	15,515	Income taxes payable	16
Current portion of long-term loans receivable from subsidiaries and affiliates	1,176,962	Business office taxes payable	54
Other current assets	10,774	Reserve for employee bonuses	1,246
		Reserve for executive bonuses	624
		Current portion of bonds payable	1,238,587
		Current portion of long-term borrowings	8,000
Fixed assets	18,523,696	Other current liabilities	6,015
Tangible fixed assets	67,822	**Fixed liabilities**	10,938,839
Buildings	36,025	Bonds	10,505,406
Land	31,454	Long-term borrowings	425,100
Equipment	342	Deferred tax liabilities	7,246
Intangible fixed assets	16,162	Other	1,085
Software	16,162	**Total liabilities**	13,966,493
Investments and other assets	18,439,711	**(Net assets)**	
Investment securities	107,820	**Stockholders' equity**	6,365,117
Investments in subsidiaries and affiliates	7,088,989	**Capital stock**	2,345,960
Long-term loans receivable from subsidiaries and affiliates	11,239,540	**Capital surplus**	1,567,436
Long-term prepaid expenses	678	Capital reserve	1,567,436
Other	2,682	**Retained earnings**	2,490,232
		Other retained earnings	2,490,232
		Voluntary reserve	30,420
		Retained earnings brought forward	2,459,812
		Treasury stock	(38,512)
		Valuation and translation adjustments	19,022
		Net unrealized gains (losses) on other securities	19,022
		Stock acquisition rights	767
		Total net assets	6,384,907
Total assets	20,351,401	**Total liabilities and net assets**	20,351,401

Non-Consolidated Statement of Income

(From April 1, 2024 to March 31, 2025)

Unit: millions of yen

Account	Amount	
Operating income		1,431,414
Dividends on investments in subsidiaries and affiliates	1,019,049	
Fees and commissions received from subsidiaries and affiliates	21,729	
Interest on loans receivable from subsidiaries and affiliates	390,635	
Operating expenses		445,287
General and administrative expenses	59,982	
Interest on bonds	365,327	
Interest on long-term borrowings	19,977	
Operating profit		986,127
Non-operating income		10,959
Interest income on deposits	928	
Dividends income	4,320	
Fees and commissions income	2	
Gains on redemption of bonds	5,478	
Other non-operating income	230	
Non-operating expenses		31,684
Interest on short-term borrowings	11,995	
Fees and commissions payments	893	
Amortization of bond issuance cost	10,064	
Losses on redemption of loans receivable	5,478	
Other non-operating expenses	3,252	
Ordinary profit		965,402
Extraordinary gains		525
Gains on sale of stocks of subsidiaries and affiliates	525	
Extraordinary losses		10,211
Losses on disposal of fixed assets	59	
Losses on valuation of stocks of subsidiaries and affiliates	10,151	
Income before income taxes		955,716
Income taxes-current	(14,094)	
Income taxes-deferred	(507)	
Total income taxes		(14,602)
Net income		970,319

Non-Consolidated Statement of Changes in Net Assets

(From April 1, 2024 to March 31, 2025)

Unit: millions of yen

	Stockholders' equity			
	Capital stock	Capital surplus		
		Capital reserve	Other capital surplus	Total capital surplus
Balance at April 1, 2024	2,344,038	1,565,514	—	1,565,514
Changes in the fiscal year				
Issuance of new stock	1,922	1,922		1,922
Cash dividends				
Net income				
Purchase of treasury stock				
Disposal of treasury stock			(430)	(430)
Cancellation of treasury stock			(380,176)	(380,176)
Transfer from retained earnings to capital surplus			380,607	380,607
Net changes in items other than stockholders' equity in the fiscal year				
Net changes in the fiscal year	1,922	1,922	—	1,922
Balance at March 31, 2025	2,345,960	1,567,436	—	1,567,436

	Stockholders' equity					Valuation and translation adjustments	Stock acquisition rights	Total net assets
	Retained earnings			Treasury stock	Total stockholders' equity	Net unrealized gains (losses) on other securities		
	Other retained earnings		Total retained earnings					
	Voluntary reserve	Retained earnings brought forward						
Balance at April 1, 2024	30,420	2,282,340	2,312,760	(167,671)	6,054,642	19,758	931	6,075,333
Changes in the fiscal year								
Issuance of new stock					3,844			3,844
Cash dividends		(412,240)	(412,240)		(412,240)			(412,240)
Net income		970,319	970,319		970,319			970,319
Purchase of treasury stock				(251,629)	(251,629)			(251,629)
Disposal of treasury stock				612	181			181
Cancellation of treasury stock				380,176	—			—
Transfer from retained earnings to capital surplus		(380,607)	(380,607)		—			—
Net changes in items other than stockholders' equity in the fiscal year						(736)	(164)	(900)
Net changes in the fiscal year	—	177,471	177,471	129,159	310,475	(736)	(164)	309,574
Balance at March 31, 2025	30,420	2,459,812	2,490,232	(38,512)	6,365,117	19,022	767	6,384,907

Independent Auditor's Report

May 8, 2025

To the Board of Directors of
Sumitomo Mitsui Financial Group, Inc.:


KPMG AZSA LLC
Tokyo Office, Japan

Takashi Kondo
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Toshihiro Ozawa
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Bumbee Nishi
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant


Opinion

We have audited the financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, a summary of significant accounting policies and other explanatory information, and the accompanying supplementary schedules ("the financial statements and the accompanying supplementary schedules") of Sumitomo Mitsui Financial Group, Inc. ("the Company") as at March 31, 2025 and for the year from April 1, 2024 to March 31, 2025 in accordance with Article 436-2-1 of the Companies Act.

In our opinion, the financial statements and the accompanying supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the financial statements and the accompanying supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the *Audit of the Financial Statements and the Accompanying Supplementary Schedules* section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its supplementary schedules . Management is responsible for the preparation and presentation of the other information. The Audit Committee are responsible for overseeing the corporate executive officers and directors' performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the financial statements and the accompanying supplementary schedules does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements and the accompanying supplementary schedules, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements and the accompanying supplementary schedules or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and The Audit Committee for the Financial Statements and the Accompanying Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the accompanying supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the accompanying supplementary schedules that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements and the accompanying supplementary schedules, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee are responsible for overseeing the corporate executive officers and the directors' performance of their duties with regard to the design, implementation and maintenance of the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements and the Accompanying Supplementary Schedules
Our objectives are to obtain reasonable assurance about whether the financial statements and the accompanying supplementary schedules as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements and the accompanying supplementary schedules.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements and the accompanying supplementary schedules, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The selection and application of audit procedures depends on the auditor's judgment.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements and the accompanying supplementary schedules or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate whether the presentation and disclosures in the financial statements and the accompanying supplementary schedules are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the financial statements and the accompanying supplementary schedules, including the disclosures, and whether the financial statements and the accompanying supplementary schedules represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with The Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide The Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan
We do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Reader of Independent Auditor's Report:
This is an English translation of the Independent Auditor's Report as required by the Companies Act of Japan for the conveniences of the reader.

[English Translation of the Audit Committee's report Originally Issued in the Japanese Language]

Audit Report

The Audit Committee has audited the execution of duties by Directors and Corporate Executive Officers of the Company for the 23rd fiscal year from April 1, 2024 to March 31, 2025, and hereby reports the method and the results of the audit as follows:

1. Auditing Method and Details Thereof

The Audit Committee periodically received reports from the Directors, Corporate Executive Officers and other relevant personnel with respect to the content of resolutions made by the Board of Directors regarding matters prescribed by Article 416, Paragraph 1, Item 1 (b) and (e) of the Companies Act of Japan, and with respect to the status of establishment and operations of the systems that have been developed in compliance with such resolutions (internal control systems), sought their explanations as necessary, and expressed an opinion. In addition, the Audit Committee conducted audits based on the following methods.

1) In accordance with the auditing policies, including allocation of duties established by the Audit Committee, the Audit Committee attended important meetings, received reports from the Directors, Corporate Executive Officers and other relevant personnel on matters regarding the execution of their duties, sought explanations as necessary, inspected important internal-approval documents, and examined the operations and financial position of the Company, by deploying the department in charge of internal audits and in cooperation with the internal control departments of the Company. As for the subsidiaries of the Company, the Audit Committee shared information with the Directors and the Corporate Auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. In regard to the Company's internal control over financial reporting, the Audit Committee received reports on the assessment of such internal control from the Directors, Corporate Executive Officers and other relevant personnel and reports on the status of audit thereof from KPMG AZSA LLC, and also sought their explanations as necessary.

2) The Audit Committee monitored and examined whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. The Audit Committee also received notification from the Accounting Auditor that the "System for ensuring appropriate execution of the duties of the Accounting Auditor" (as enumerated in each Item of Article 131 of the Company Accounting Regulation Ordinance) has been prepared in accordance with the "Quality Control Standards for Auditing" (issued by the Business Accounting Council) and other relevant standards, and sought explanations as necessary.

Based on the foregoing method, the Audit Committee reviewed the business report and the supplementary schedules, the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets) as well as the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, and non-consolidated statement of changes in net assets) and supplementary schedules thereto.

2. Audit Results

    (1) Audit Results on the Business Report, etc.

       1) In our opinion, the business report and the supplementary schedules fairly represent the Company's condition in conformity with the applicable laws and regulations as well as the Articles of Incorporation of the Company.

       2) We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors and Corporate Executive Officers.

       3) In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters on which to remark in regard to the content of the Business Report and the execution of duties by the Directors and Corporate Executive Officers regarding the internal control systems including the internal control over financial reporting.

    (2) Results of Audit of the Consolidated Financial Statements

       In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

    (3) Results of Audit of the Non-Consolidated Financial Statements and Supplementary Schedules

       In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

May 9, 2025

The Audit Committee of Sumitomo Mitsui Financial Group, Inc.

Audit Committee Member   Sonosuke Kadonaga (Seal)
Audit Committee Member   Toshihiro Isshiki (Seal)
Audit Committee Member   Yoshiyuki Gono (Seal)
Audit Committee Member   Eriko Sakurai (Seal)
Audit Committee Member   Charles D. Lake II (Seal)

(Note) Messrs. and Mses. Sonosuke Kadonaga, Eriko Sakurai and Charles D. Lake II are Outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act of Japan.